One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com

+1 617 728 7120 Direct

January 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Megan F. Miller

Re:	PennantPark Investment Corporation
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
File Number 333-230014

Ladies and Gentlemen:

On behalf of PennantPark Investment Corporation, a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on telephone calls held on January 17, 2020 and January 28, 2020 between Megan F. Miller and John Ganley of the Staff, respectively, and Stephen Pratt of Dechert LLP, outside counsel to the Company, regarding Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (Registration No. 333-230014) (the “Registration Statement”) filed on December 13, 2019 and the prospectus included therein. On the date hereof, the Company has also filed with the Commission a Post-Effective Amendment No. 3 to the Registration Statement (the “Amendment”).

For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

United States Securities and Exchange Commission January 29, 2020 Page 2

ACCOUNTING COMMENTS

1.

Please supplementally confirm whether any of the Company’s investments set forth in the schedule of investments included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2019 are “restricted securities.”

Response:

The Company supplementally confirms that consistent with footnote 669 to the Investment Company Reporting Modernization Final Rule, the Company has not identified as restricted securities those securities subject to Rule 144A that the Company can sell to qualified institutional buyers. With the exception of equity held in U.S. Well Services, Inc. (USWS Holdings, LLC), which was partially subject to a lockup agreement as of September 30, 2019 but which is no longer so restricted, none of investments set forth in the schedule of investments included in the Company’s Form 10-K for the fiscal year ended September 30, 2019 are otherwise restricted securities. In future filings, the Company will mark restricted securities with an appropriate symbol noting the applicable restriction consistent with Regulation S-X 12-12.

2.

We note that Note 13 (Unconsolidated Significant Subsidiaries) to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2019 states that the audited financial statements of PT Networks, LLC will be subsequently filed. Please supplementally provide in correspondence the date the audited financial statements of PT Networks, LLC are expected to be filed.

Response:

The Company supplementally confirms that PT Networks, LLC’s fiscal year ended on December 31, 2019, and the Company expects to receive PT Networks, LLC’s audited financial statements by March 30, 2020. The Company will thereafter promptly file such financial statements.

3.	We note that all of the Company’s indebtedness is presented as one class of senior securities in the senior securities table. Please supplementally confirm that this presentation is appropriate.

Response:

The Company supplementally confirms that the presentation of its indebtedness as one class of senior securities in the senior securities table is appropriate. However, the Company has updated the senior securities table in the Amendment to separately disclose its credit facilities, 2019 Notes, 2024 Notes and 2025 Notes.

United States Securities and Exchange Commission January 29, 2020 Page 3

4.

With regard to the disclosure on Funding I on page 2, please supplementally confirm in correspondence that the Funding I management fee will be included in ‘management fees’ and the Funding I expenses will be included in ‘other expenses’ in the Registration Statement’s fees and expenses table.

Response:

The Company supplementally submits that Funding I is consolidated into the Company for financial reporting purposes. As such, any management fees owed by Funding I to the Company are eliminated in consolidation and therefore are not included in “management fees” in the fees and expenses table. Any Funding I expenses owed to external parties, for example lenders, are appropriately included in “interest on borrowed funds” or “other expenses,” as appropriate, in the fees and expense table.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC
Aviv Efrat, PennantPark Investment Corporation
Stephen Pratt, Dechert LLP